Exhibit 23.4

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Cision Ltd. on Form S-8 of our report dated March 10, 2017, with respect to our audits of the financial statements of Capitol Acquisition Corp. III as of December 31, 2016 and 2015 and for the year ended December 31, 2016 and for the period from July 13, 2015 (inception) through December 31, 2015 appearing in the Annual Report on Form 10-K of Capitol Acquisition Corp. III for the year ended December 31, 2016. We were dismissed as auditors on June 29, 2017 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements incorporated by reference in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

New York, NY

September 5, 2017